FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-4 (Registration Number: 333-160492) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1
Directors’ report on the Interim Condensed Consolidated Financial Statements as of and for the six month period ended June 30, 2009 and comparative financial information for the six month period ended June 30, 2008

General background
In the first few months of 2009 the world economy continued to undergo a severe contraction, thus prolonging the trend of the last few months of 2008. Against this backdrop, the monetary, fiscal and financial measures adopted by governments and international institutions started to take effect. Thus, since March the financial markets have been more stable, business confidence reflects an improvement in expectations and certain indicators of activity show that the pace of decline has slowed.
The US economy is a good example. GDP recorded a sharp fall in the first quarter (down 5.5% in the quarter at an annualised rate) that was slightly lower than in the previous quarter. However, the anticipatory and categorical nature of the measures adopted managed to stabilise the financial situation, and enabled consumption to show moderate signs of progress. The residential sector has also digested a substantial portion of the accumulated excesses and the fall in unemployment has slowed. The leading indicators suggest that GDP will turn positive again in the second half, and the fear of deflation has diminished. Consequently, the Fed is maintaining its stimuli with benchmark interest rates at 0%-0.25% and its liquidity injection programmes, in addition to a public-sector deficit that will comfortably exceed 10% of GDP.
Latin America, which also saw two consecutive quarters of sharp falls in activity (-3.7% year-on-year in the first quarter), recorded a clear improvement in expectations and, especially market conditions, at the end of the first half of 2009. The improvement in the Chinese economy, and its demand for natural resources, along with a greater availability of liquidity in Latin America (due to the agreements with the Fed and the IMF formulae, respectively) and relatively sound fundamentals explain the improvement in the region, although there are differences in certain countries.
Thus, while in Brazil GDP fell by 1.8% year-on-year in the first quarter, which is well below forecast, Chile suffered a contraction of 2.1% and Mexico was worse affected, with a year-on-year fall of 8.2%, due to its strong links with the US and the impact of swine flu. The reduction in activity and the fall in inflation enabled additional sharp cuts to be made to official rates. As a result, the main currencies (with the exception of the Mexican peso) appreciated in the latest quarter, offsetting a substantial portion of the depreciation suffered in previous quarters.
The euro zone also suffered from a sharp downturn in activity in the first half of 2009, which was worse than expected due to the collapse in world trade and its impact on Germany. In the first quarter, GDP in the region fell by 9.5% (at an annualised quarterly rate), but the fall in investment and exports was much steeper. The incipient improvement in the international economic and financial situation also helped to raise expectations from their all-time lows, but the area is one step behind the US, China and Brazil on the road to recovery.
The ECB continued to employ a more orthodox monetary policy than other central banks while cutting the official interest rate to a low of 1% and improved the conditions regarding injections of liquidity over longer terms at a time when inflation is close to zero. Under these conditions, in the second quarter the euro appreciated to levels close to the high for the year against the US dollar and depreciated against the pound (EUR 1 = USD 1.41 = GBP 0.85).
The intensity of the recession in Spain increased in the first quarter of 2009 (GDP fell by 7.4% in the quarter at an annualised rate), which might prove to be the bottom of the cycle in view of the latest indicators, which show that the pace of contraction in activity and employment is beginning to level off.
In the UK, where GDP also fell heavily in the first quarter (down by 7.4% at an annualised rate in the first quarter), signs of recovery are clearer than they are in the euro zone (greater consumer confidence, increase in new mortgage loans, a slight rebound in house prices). The depreciation of the pound with respect to 2008, the quick, sharp cuts in interest rates to 0.5%, fiscal expansion and the measures to assist the banking system help to explain the incipient improvement in expectations, although for the moment it does not allow for expectations of positive growth rates.
Earnings performance
Before describing the Group’s earnings, in order to facilitate a proper interpretation thereof, the following matters must be taken into account in addition to the complex recessionary environment described above:
•
The main impact on the income statements of each of the Group, Latin America and Brazil is due to the full consolidation of Banco Real during the second half of 2008. Additionally, there were also impacts on the scope of consolidation of the businesses acquired in the United Kingdom (Alliance & Leicester and Bradford & Bingley), the consumer businesses acquired and the full consolidation of Sovereign (since February 2009).

•
Due to the sale of Banco de Venezuela, the earnings obtained by that entity in 2009 were eliminated from the various line items in the income statement and recognised under “Profit from Discontinued Operations”. In order to enable like-for-like comparisons to be made, the same was done with the earnings for 2008.

•	In the second quarter Santander Brazil sold 5.67% of the shares of Visanet in a public offering. Capital gains of BRL 765 million (EUR 262 million) were obtained.
In July, as part of the green shoe option, Santander Brazil sold an additional 2% of the shares for an estimated capital gain of BRL 272 million (approximately EUR 95 million), which will also foreseeably be allocated in full to provisions.
•
The comparison of income and costs with 2008 is adversely affected by the changes in the average exchange rates of the pound and the main Latin-American currencies against the euro. The effects with respect to the euro are: -6/-7 percentage points for the Group as a whole, -20 percentage points in the UK and -11 percentage points in Latin America.

Consequently, the highlights of the Group’s financial performance in the first half of 2009 were as follows:
•
Attributable profit in the quarter of EUR 2,423 million, an increase of 15.6% on the first quarter of 2009. Earnings per share for the quarter were EUR 0.2846 compared to EUR 0.2472 in the preceding quarter.

•
The profit for the first half, of EUR 4,519 million, was 4.5% lower than in the first half of 2008. The earnings per share of EUR 0.5318, down 19.7% from the equivalent 2008 figure, was due to the capital increases performed. The main matters arising from the period-on-period comparison were exchange rate impacts on operating areas and reduced contribution of corporate activities (due to lower income and the provision recognised in the first quarter for Metrovacesa).

•	The income statement line items reflect the Group’s main management approaches in the half:
•
Interest income continues to be the driver of income: it rose by 59.9% over the figure for the first half of 2008. Of this increase, the consolidation of Banco Real accounts for 35.7 percentage points.

•	Operating expenses increased by 32.9%. Disregarding the effect of Banco Real this increase would be 8.3%.
•	The efficiency ratio improved by 0.16 p.p. to 41.03%.
•
Impairment losses on financial assets (mainly loans) increased because of the situation (a period-on-period increase of 97.1%). Disregarding the effect of Banco Real net loan-loss provisions would have increased by 60.6%.

•	Robust capital ratios, with a BIS ratio of 13.8% and core capital of 7.5%.
•	There was another increase in equity per share in the latest quarter, in addition to the increases recognised in the three previous years.
•
Non-performing loan and coverage ratios of 2.82% and 72% respectively across the Group. The non-performing loan ratios in Spain (2.72%) and the UK (1.54%) compare very favourably with those of the market in terms of both the rate and the change therein.

•	The Group’s general allowance totalled EUR 6,163 million.
•	Highlights by business area:
•
Continental Europe: income increase of 18.4%, with interest income the main component (up 33.0%) and of 9.0% in cost. This gave rise to an improvement in efficiency, which enabled the larger provisions to be absorbed and an attributable profit of EUR 2,657 million (up 13.4% on the first half of 2008) to be attained.

•
United Kingdom: strong growth throughout the income statement due to the good performance of Abbey’s retail and wholesale businesses and the positive impact of the inclusion in the scope of consolidation of Alliance & Leicester and Bradford & Bingley. Attributed profit was GBP 790 million (EUR 885 million), up 62.8% (33.1% on a like-for-like basis).

•
Latin America: the variation from the first half 2008 to the first half 2009 is strongly affected by the full consolidation of Banco Real in 2009 and by exchange rates. Excluding these effects, income rose by 13.2% and costs fell by 1.8%. This gave rise to an improvement in efficiency, which enabled the larger provisions to be absorbed and an attributable profit of EUR 1,806 million (up 4.1% in local currency; down 3.9% in euros) to be attained.

Following is a detailed overview of the performance of the condensed consolidated income statement compared with 2008.

	(Debit) Credit
	30/06/09	30/06/08 (*)

INTEREST AND SIMILAR INCOME	27,794,494	24,338,820
INTEREST EXPENSE AND SIMILAR CHARGES	(15,138,588)	(16,425,885)
INTEREST INCOME	12,655,906	7,912,935
INCOME FROM EQUITY INSTRUMENTS	240,672	318,780
INCOME FROM COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	(2,932)	611,682
FEE AND COMMISSION INCOME	5,341,223	4,761,751
FEE AND COMMISSION EXPENSE	(803,331)	(718,986)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	2,385,192	1,649,633
EXCHANGE DIFFERENCES (net)	(282,973)	6,370
OTHER OPERATING INCOME	3,545,250	4,706,604
OTHER OPERATING EXPENSES	(3,448,792)	(4,540,680)
TOTAL INCOME	19,630,215	14,708,089
ADMINISTRATIVE EXPENSES	(7,268,872)	(5,457,157)
Personnel expenses	(4,164,703)	(3,282,936)
Other general administrative expenses	(3,104,169)	(2,174,221)
DEPRECIATION AND AMORTISATION	(784,726)	(601,150)
PROVISIONS (net)	(661,625)	(248,565)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	(4,860,673)	(2,465,427)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	(32,698)	(17,735)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	16,219	55,179
GAINS/(LOSSES) ON DISPOSAL OF NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(124,855)	(28,161)
OPERATING PROFIT BEFORE TAX	5,912,985	5,945,073
INCOME TAX	(1,242,511)	(1,071,129)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	4,670,474	4,873,944
PROFIT FROM DISCONTINUED OPERATIONS (Net)	60,645	118,168
CONSOLIDATED PROFIT FOR THE PERIOD	4,731,119	4,992,112
Profit attributable to the Parent	4,519,003	4,730,267
Profit attributable to minority interests	212,116	261,845
In order to facilitate comparison with the information for the Group, Brazil and Latin America for the various quarters of 2008, the following table reconciles pro forma income statement that were prepared for the first half of 2008, in which Banco Real in Brazil is fully consolidated for the twelve months, with the actual income statement for the first half of 2008.

Pro forma income statement
Millions of Euros

			1H 08
			PROFORMA
		1H 08	WITH BANCO
	1H 08	Adjustments	REAL

Interest income	7,913	2,279	10,192

Income from equity instruments	319	0	319
Income from companies accounted for using the equity method	612	(460)	152
Net fee and commission income	4,043	496	4,539
Gains on financial assets and liabilities	1,656	(82)	1,574
Other operating income (net)	166	(3)	163

Total income	14,708	2,229	16,937

Operating expenses	(6,058)	(1,378)	(7,436)
General administrative expenses	(5,457)	(1,292)	(6,749)
Staff costs	(3,283)	(639)	(3,922)
Other general administrative expenses	(2,174)	(653)	(2,827)
Depreciation and amortisation	(601)	(85)	(686)
Impairment losses	(2,483)	(425)	(2,908)
Other income and charges	(222)	(129)	(351)

Operating profit before tax (excluding gains)	5,945	298	6,243

Income tax	(1,071)	(286)	(1,357)

Profit from continuing operations (excluding gains)	4,874	12	4,886

Profit from discontinued operations (net)	118	0	118

Consolidated profit for the period (excluding gains)	4,992	12	5,004

Profit attributed to non-controlling interests	262	12	274

Profit attributable to the Group (excluding gains)	4,730	0	4,730

Net of extraordinary gains and writedowns *	—	—	—

Profit attributable to the Group	4,730	0	4,730

Interest income, totalling EUR 12,656 million, up 59.9% as compared to the first half of 2008, once again spearheaded growth in income. Of this increase, the consolidation of Banco Real accounts for 35.7 percentage points. In the second quarter of 2009, when there was almost no change in the scope of consolidation, interest income rose by 9.6% over the first. This strong year-on-year growth came as a result of the expansion of business volumes (boosted by the acquisitions made) and by appropriate management of margins in all units. Loan spreads improved considerably over the first half of 2008 (from 2.62% to 3.25% for the Group as a whole), although they became more moderate in the latest quarter, at the same time as deposit spreads became affected by reductions in rates.
In addition to Banco Real, the other companies and businesses joining the Group in 2008, basically Sovereign, Alliance & Leicester, the companies specialising in consumer loans and the deposits and branches of Brandford and Bingley, which contributed 13 percentage points of growth in interest income, had a positive effect on growth in both interest income and other income statement line items. Conversely, fluctuations in exchange rates reduced growth by 7 percentage points. When these two effects are excluded (total perimeter increase and exchange rate impact), interest income increased 18.1% over the first half of 2008.
The gains on financial assets and liabilities together with the exchange differences increased by 26.9% as a result of the EUR 262 million capital gains from the disposal of Visanet in the second quarter of 2009 and the good performance of income from the wholesale businesses, which mainly arose from customer transactions, and this amply offset the fall in corporate activities.
The other income line items recorded falls in comparison with 2008, partly because of the environment and partly because of the strategy followed by the Group in certain businesses and non-strategic assets.
Fees and commissions increased by 12.2%. Disregarding the increase due to the full consolidation of Banco Real they were flat due to the fall in activity and reduced demand for certain fee-generating products such as mutual funds and insurance. In this regard, performance improved in the latest quarter since the fees and commissions earned in the three main geographical areas rose in comparison to the first quarter of the current year.
The income from companies accounted for by the equity method fell sharply compared to 2008 (EUR -3 million compared to the EUR 612 million in the six months to June 2008) as a result of the agreement to sell the holding in Cepsa and of fully consolidating Sovereign and Banco Real. The contribution made by dividends also fell (EUR 241 million compared to EUR 319 million in 2008) due to the collection of dividends from RBS and Fortis in 2008.
Accordingly, total income stood at EUR 19,630 million, a year-on-year increase of 33.5%. If changes in the scope of consolidation and in exchange rates are not included, the increase is 10.5%, due to a 14.0% rise from the operating areas.

Operating expenses increased by 32.9%, 8.3% disregarding the impact of Banco Real in the first half of 2009 and an increase of only 0.3% when the rest of the changes in the scope of consolidation and in exchange rates are excluded. In an environment such as the current one, with weak business activity, cost control is a basic management tool. Accordingly, as in the first quarter, both the geographical and global units show changes in costs that are consistent with their efficiency targets.
Higher growth in income than costs enabled the Group’s efficiency, including amortisation, to improve again, from 41.19% in the first half of 2008 to the current 41.03%. Disregarding amortisations, this figure is 37.03%. This improvement was recorded across the various units and in Continental Europe and, particularly, in Latin America and the UK. Disregarding the impact of Banco Real, the efficiency ratio improved around 2 percentage points.
Impairment losses on financial assets (net), mainly loans, amounted to EUR 4,861 million in the first half of 2009, an increase of 97.2% as compared to the first half of 2008. This sharp increase reflects the effect on the scope of consolidation of the integration of new entities in the Group, organic growth in most business units and several other reasons, the first and most important of these being the macroeconomic environment, which deteriorated more quickly and further than expected. The second reason is the change in the portfolio mix made in recent years towards more profitable products that carry a higher risk premium. Finally, the increase is also explained by the charge of EUR 195 million recognised for Metrovacesa.
Net provisions, which includes provisions for possible contingencies, increased by 166.2% to EUR 662 million due partly to the provision of EUR 77 million recognised by Banesto. Other gains and losses did not have significant variations.
Consequently, pre-tax profit amounted to EUR 5,913 million. After taking into account the provision for taxes, the profit from discontinued operations and minority interests, attributable profit amounted to EUR 4,519 million, down 4.5% (as already noted) from the same period in 2008. However, the second quarter registered a better performance, increasing 15.6% over the first quarter.
The earnings per share in the first half were EUR 0.5318 (down 19.7% from the first half of 2008), affected by the capital increases performed in 2008 and at the beginning of 2009. Earnings per share in the second quarter amounted to EUR 0.2846 per share, an increase of 15.1% over the first.
Santander Group balance sheet
At the end of the first six months of 2009, the funds managed by the Santander Group totalled EUR 1,271,746 million. Of this amount, EUR 1,148,460 million (90%) relate to on-balance-sheet items, whereas the remainder corresponds to mutual funds, pension funds and assets under management.
For a correct interpretation of the changes in the balance sheet compared to December 2008, two impacts should be taken into account. On the one hand, the net positive effect of Sovereign’s integration in the scope of consolidation of the Group and of certain units acquired in the consumer business and the exclusion of the balances relating to Venezuela, and, on the other, the exchange-rate effect, which was also positive, resulting from the appreciation against the euro (based on closing exchange rates) of the Brazilian real (15%), the Chilean peso (12%), the pound (9%) and the Mexican peso (4%).
The net impact of the two effects on the changes in customer balances was 11 percentage points in loans and 10 percentage points in funds.
The Group’s gross loans and receivables amounted to EUR 709,257 million, an increase of 11% over December, due to the effect of changes in the scope of consolidation (+6 p.p.) and the exchange rate effect (+5 p.p.).
Broken down by category, lending to resident sectors scarcely changed in comparison with December 2008, loans to public sector increased by 26% and other resident sector loans fell slightly (-1%), secured loans remained the same and other loans rose by 2%. Lending to the non-resident sector climbed 17%, influenced by the changes in the scope of consolidation and in exchange rates mentioned above.
By geographical segment, at June 30, 2009, Continental Europe accounted for 48% of the Group’s loans and receivables, the UK represented 33%, Latin America 14% (8% of which related to Brazil) and Sovereign 5%.
Turning our attention to the liabilities side of the balance sheet, the Santander Group’s total customer funds under management at the end of June amounted to EUR 884,425 million, representing an increase of 7% over 2008 year-end due to the effect of the changes in consolidation and the exchange rate (+5 p.p. each).
Disregarding the two effects, there was a fall of 3%, although the performance of the various balance sheet line items was uneven. Worthy of mention on the balance sheet is the 3% increase in deposits (excluding repos). Marketable securities fell by 13% and repos by 4%, while subordinated liabilities hardly changed. As for other managed funds, mutual and pension funds together were down 2%, whereas investment and savings insurance products improved by 15%.

By principal segments, Continental Europe accounted for 40% of customer funds (32% in Spain), the United Kingdom for 31%, Latin America for 23% (Brazil 12%) and Sovereign for the remaining 5%.
At June 2009, total goodwill (including the goodwill corresponding to fully consolidated entities and that relating to investments) amounted to EUR 23,201 million, an increase with respect to December 2008 due to the inclusion of Sovereign and the exchange rate impact.
Total shareholders’ equity amounted to EUR 68,596 million at the end of the half, signifying an increase of EUR 4,828 million over December 2008. Equity and equity having the substance of a financial liability amounted to EUR 76,900 million, after including minority interests, preference shares and valuation adjustments, which increased by EUR 3,867 million compared to December 2008.
As regards capital ratios, the Santander Group’s eligible capital, calculated using BIS criteria, amounted to EUR 77,165 million at the end of June, with a cushion over minimum capital requirements of EUR 32,411 million (72%). This left the BIS II ratio at 13.8%. Core capital was 7.5%, compared to 7.3% in March 2009.
Retained earnings, after deducting dividends pursuant to the Group’s pay-out policy, were high and constant, as shown in the performance of equity per share, which stood at EUR 8.0, an improvement of 16 cents in the last quarter and of 41 cents compared to December 2008, in addition to the increases recorded in the previous three years.
Business segmentation
In an overview of the business segments, firstly an analysis is made of the principal or geographical segments: four operating areas (Continental Europe, the United Kingdom, Latin America and Sovereign) and Corporate Activities.
CONTINENTAL EUROPE
Continental Europe includes all the commercial banking, global wholesale banking and asset and insurance business activities carried on in this geographical area.
In the first half of 2009 the segment obtained attributable profit of EUR 2,657 million (50% of the attributed profit from the Group’s operating areas), an 18.4% increase in income, a 24.3% increase in net operating income and a 13.4% increase in attributable profit.
This growth was boosted, mainly in terms of income, by the inclusion of the consumer businesses acquired (mainly GE in the first quarter of 2009). In any case, on a like-for-like basis, growth was also highly positive: total income up 11.9% and profit up 13.0% due to the resilience to the business cycle being shown by the commercial units and to the excellent performance shown by Global Banking & Markets in the last few quarters, ably supported by customer income.
Santander Network
In a sharply contracting market amid a slowdown in activity in the financial services industry, the Santander Network obtained attributable profit of EUR 1,070 million in the first half, an increase of 9.0% on that obtained in the same period of 2008.
This positive performance was due to the continued use of management levers that started to be developed last year: intense commercial activity in the current environment and appropriate management of spreads, which comfortably offset the slowdown in fees and commissions that are hit harder by the environment; strict cost control and a determined effort to manage risk and collections.
This gave rise to a 21.0% increase in interest income and almost flat operating expenses that offset the lower gains on financial assets and liabilities and fees and commissions, enabled the efficiency ratio to improve by 1.2 percentage points to 38.0%. Loan loss provisions fell by 14.3% compared to 2008 due to a reduction in the average balance of loans in the first half of 2009 while the balance of loans increased in the first half of 2008, as well as the start-up of the new recovery business organisation, offset in part by a decrease in credit quality resulting from deterioration in the macroeconomic environment.
In terms of business, the Santander Network continues to be very active in granting credit facilities to customers: in the second quarter the Network exceeded the number of transactions arranged in the first, taking total loans arranged in the half to 170,000 for a total amount of EUR 26,000 million. Customer funds continued the trend of previous quarters of a preference for deposits. Consequently, deposits rose by 4% in the first half and by 13% in the last twelve months which, in addition to the increase in savings insurance products (up 26%), offset the decrease in mutual funds (down 33%).

Banesto
The increase in funds raised and customer deposits, together with Banesto’s financial strength, supported by risk quality that is higher than that of the market and sound capital and liquidity positions, enabled it to obtain positive earnings that improve the rate of growth in income in the first quarter.
The performance of the income statement was driven by interest income, which recorded an increase of 11.5%. This, together with Banesto’s traditional discipline in cost management that saw costs increase by only 0.9%, enabled the efficiency ratio to improve further to 39.9%, compared to the 41.4% recorded the previous year.
As a result of the recurrence of income and cost control, which enabled Banesto to absorb the 31.6% increase in loan-loss provisions. This improvement is not reflected in the final profit because EUR 77 million were assigned to provisions, and this contributed to strengthen the equity position and adopt the required management measures.
In terms of the balance sheet, the trend of a reduction in the demand for credit in the market was accentuated in 2009. Against this backdrop, Banesto maintained its policy of selective growth in lending, which performed appreciably better than economic activity. On-balance-sheet customer funds increased by 2% (and deposits performed better, with a 9% increase), and on-balance-sheet customer funds under management started to recover in the half (up 5% compared to December) after falling throughout 2008.
Santander Consumer Finance
This business generated attributable profit of EUR 307 million in the first half of 2009, compared to EUR 382 million in the same period of 2008. The three main reasons for these results are as follows:
•	Sound income, which increased by 34.9%, driven in part by the integration of RBS and GE Money, although in like-for-like terms growth continued to be high, at 17%.
•
Operating expenses grew by 33.6% on a year-on-year basis, as a result of the integration of the new units. Excluding the new units, expenses remained flat as a result of the strict management thereof at all units and the obtainment of the first synergies from integration. Accordingly, the efficiency ratio remained at around 28%.

•
Loan-loss provisions rose sharply, even on a like-for-like basis (up 63.4%), reflecting the deterioration of credit quality in the industry (non-performing loans in this area were 5.14% compared to 3.49% in June 2008). Accordingly, changes in the charge for the quarter remained in line with that of the previous quarter and reflects the recovery efforts of all the units. The coverage ratio of 90% compares very well with industry standards.

These trends remain the same across the various countries, although the intensity varies. Thus, Italy and the Nordic countries show profit growth of 4.2% and 13.4% respectively. In Germany, the profit for the period was almost exactly the same as in 2008, since the growth in provisions was offset by growth in income. Spain, as in previous quarters, managed income and costs well, but was penalised more by the increase in provisions. Santander Consumer USA Inc increased profit in US dollars by 38.5%.
As regards business activity, new loans in this business were around EUR 12,000 million, 6% lower than in 2008, a sign of the slowdown in consumption in the countries where it operates.
Lastly, it should be noted that Santander Consumer Finance continued the process of integrating the former GE Money units in Germany, Austria, Finland and the UK. This integration is strengthening and consolidating Santander Consumer Finance’s presence in key countries, enabling synergies to be obtained in the current year.
Portugal
Santander Totta ended the first half of 2009 with attributable profit of EUR 285 million, up 2.8% on the same period of the preceding year. In an adverse economic and financial environment, the results remained very sound and highly recurrent and reflect income management, cost control and an appropriate level of provisions for the recessionary period of the economy focusing on recoveries.

Against this backdrop, the strategy continues to be firmly focused on a customer oriented business model, the aim being to provide better solutions for returns on savings. Therefore, growth continues to focus more on deposits than loans, thus enabling the gap between deposits and loans to be improved. Deposits increased by 15% over June 2008, while last year’s fall in off-balance-sheet funds slowed this quarter. On the asset side, growth in lending is still slow, at a year-on-year rate of 2%, due to the heavy fall in new mortgage production, which was offset by higher increases in loans to SMEs and companies. Since December, lending has remained flat and customer funds have increased by 4%.
Other countries
The other businesses (wholesale banking, asset management, insurance and Banif) obtained attributable profit of EUR 627 million in the first half, double the amount for the same period in 2008. This growth is the net figure for businesses that evolve in a completely different way.
The profit of GBM Europe, which accounts for more than 80% of the profits of the businesses included here, increased by 129.9% as a result of the sharp increase in income, well supported by the good performance of interest income due to the widening of spreads and cost containment (down 0.4%).
UNITED KINGDOM (Santander UK)
The Santander Group’s business in the UK, includes Abbey since 2004, the deposits and branches of Bradford & Bingley since September 2008 and Alliance & Leicester since October 2008. Their integration in the Group has enabled the Santander Group to obtain market shares of more than 10% in core markets such as mortgages, deposits, current accounts and branches.
In the first half of 2009 Santander UK maintained the positive trend shown in 2008. Thus, Santander UK obtained attributable profit of EUR 885 million, 41.1% more than in the same period of 2008 and 43% more than in the second half of 2008. This growth was adversely affected by depreciation of the pound sterling against the euro, since the attributable profit in sterling was 790 million, 62.8% more than in the first half of 2008.
This performance was underpinned by the sound results of the retail and wholesale businesses and the positive contribution made by the businesses acquired in 2008. The combined effect is an increase in total income of 68.4% and of 47.6% in operating expenses in sterling terms, enabling efficiency to improve by 5.8 p.p. to 41.0% (46.8% in the first half of 2008).
These results reflect the positive contributions made by Bradford & Bingley (GBP 7 million) and Alliance & Leicester (GBP 137 million). Excluding them, Santander UK’s attributable profit would have increased by 33.1% in sterling terms over the same period in 2008.
In terms of business, Santander UK continues to facilitate the granting of loans, the result of which is a significant increase in the market share of net mortgage loans compared to the first half of 2008. Also, both Abbey’s and A&L’s margins on the loan portfolio continue to improve, underpinned by increases in new loans and retention. In SMEs and companies, growth is selective by segments and the trend in personal loans of a considerable reduction in stock continues.
With respect to the integration, the process of migrating 2 million B&B customers to the Partenón platform was completed at the beginning of June and the network of branches and agencies has been integrated. The integration plans for A&L remain on schedule. In addition, the cost savings obtained in the first half of the year indicate that the cost reduction targets for A&L in 2009 may exceed forecasts.
LATIN AMERICA
In Latin America the Santander Group obtained attributable profit of EUR 1,806 million in the first six months of 2009, an increase of 27.2% as compared to EUR 1,420 million in the first six months of 2008. Disregarding the effect of the full consolidation of Banco Real in the 2009 figures and the significant exchange rate impact, profit rose by 4.1%.
The adverse economic scenario and the increased level of uncertainty in the markets mean that the Group has adjusted its strategy in the region with the following main approaches: customer management based on linkage, increasing businesses that use less capital, focus on the approval and monitoring of risk by strengthening recovery activities, paying maximum attention to liquidity, improving the quality of service and paying attention to costs and the growth of installed capacity.

In Brazil, the consolidation of Banco Real gives the Group’s strategy in that country certain features that differentiate it from those applied in the other countries in the region.
At the end of June the Group had 6,050 customer service points (including traditional branches, bank service points and service points at companies). The Group had 27,893 ATMs and 35.8 million customers.
Brazil
The Santander Group’s strategy in Brazil in 2009 is aimed at boosting and linking the customer base, being more selective and rigorous regarding the granting of new loans and, above all, making progress in the process of integration and obtaining synergies, which is of paramount importance in a lower business growth environment.
The Group is in a very good position to take advantage of market opportunities. The union of the two banks, Santander and Real, in addition to creating an entity with a national presence focusing on the main regions in Brazil, provides a better balance between businesses and benefits from the complementary nature of the two banks: Real has a greater presence among individuals and Santander has a greater presence among large companies.
As regards business activity, total lending continued to increase strongly in the last twelve months (EUR 51,929 million at June 30, 2009 as compared to 19,698 million at June 30, 2008). Excluding the effect of the consolidation of Banco Real and the exchange rate effect, the increase would have been 16%, although it is slowing down in line with the trend in the market. Bank savings also increased significantly due to the consolidation of Banco Real. Customer deposits increased from EUR 23,853 million at June 30, 2008 to EUR 56,732 million at June 30, 2009. Disregarding the effect of Banco Real and the exchange rate impact, bank savings remained substantially the same over the period, with deposits (excluding repos) rising by 6% and mutual funds falling by 15%.
As regards profits, total income increased by near 113% while operating expenses increased by around 111%. Attributable profit increased by 91% from EUR 501 million in June 30, 2008 to EUR 961 million in June 30, 2008. Disregarding the effect of Banco Real and always in local currency, total income increased by 14.8%, due to the increase in its main component, interest income (up 16.7%), and operating expenses continued to fall (down 3.3%), allowing the efficiency ratio to improve by 7.1 percentage points to 37.9%, and absorbing the still high increase in loan-loss provisions (up 77.8%). Attributable profit in local currency is 12.3% higher than that obtained in the same period of 2008 (down 0.1% in euro terms).
In the second quarter, Santander Brazil participated in the public offering of shares of Visanet and obtained capital gains of BRL 765 million (EUR 262 million).
Mexico
The Santander Group’s strategy is aimed more at linking customers than attracting new ones, and placing particular emphasis on the high and mid-net worth individuals and SME segments. As regards banking business, the focus is on increasing deposits, while the approach to lending is more selective, with highly rigorous criteria for accepting new transactions, while the recovery structure through the network and the contact centre were strengthened at the same time. The aim was to guarantee selective, profitable growth in the commercial businesses with strict management of investment and spending.
On the other hand, less stress is being laid on consumer loans and cards both for market reasons and because of the use of very rigorous criteria for granting loans. This policy, which has been followed in the last few quarters, has led loans to fall by 6% since June 2008 due to the reduction in the amounts granted in cards. Deposits increased by 2% and mutual funds fell by 9%.
In terms of results (always in local currency), total income remained the same due to the slowdown in business in the financial system and at the bank, and costs increased by 1.5% (inflation is 5.7%), which is a more moderate rate than in previous quarters. Loan-loss provisions rose by 47.4% reflecting the deterioration of the risk premium (basically due to cards), although the recent trend is of a slowdown with respect to the provisions recorded in the fourth quarter of 2008. Attributable profit fell by 28.8% (down 37.3% in euro terms).
Chile
Santander Chile’s strategy for 2009 is focused on fostering the relationship with and the profitability of its customer base, with selective growth in lending, while on the savings side the focus is on demand accounts. In a slowdown scenario, the strict management of risk becomes especially necessary, and emphasis must be placed on recovery activity. Also, after several years of growth in installed capacity, in 2009 the focus shifts to strict management of investment and spending.

As for business volumes, lending grew by 2%, with lending to individuals rising by 6% and that to SMEs by 2%. As regards bank savings, deposits excluding repos slipped by 3%, although demand deposit balances rose by 1%, while mutual funds increased by 9%.
In terms of results (always in local currency), total income increased by 18.8%. The interest income figure was the same as that for the first half of 2008, affected by the deflation of the first half which impacted the long position in assets and liabilities tied to Chilean UF monetary units. However, the interest income on customer transactions continued to perform positively, and loan spreads continued to perform well, offsetting the impact of the sharp fall in interest rates on deposit spreads. Fees and commissions rose by 5.4% and, at the same time, gains on financial assets and liabilities performed very well, both in terms of customer revenues and hedging of interest rates falls and inflation.
Costs rose by 1.6% (inflation was 1.9%), a slower rate than in previous quarters, and, accordingly, absorbed the increased provisions and taxes, leaving an increase in attributable profit of 8.9% (down 0.5% in euro terms).
Other countries
Of the other Latin American countries, the most notable contribution was that of Argentina, with attributable profit of EUR 114 million, up 16.1% in local currency. After the sale of Banco de Venezuela, its results were recorded under discontinued operations in 2008 and 2009.
SOVEREIGN
On 30 January the acquisition of the 75.65% of Sovereign that Santander did not already own was completed and at June 2009, Sovereign was fully consolidated. Sovereign’s customer loans and funds represented 5% and 6%, respectively, of the related operating areas. Five months business were included in earnings, giving rise to income of EUR 660 million, and an attributable loss of EUR 26 million.
For Sovereign, the second quarter was a period of stabilisation and consolidation of the changes introduced post-acquisition. After completing the new management team, the implementation of best practices in key management areas was the cornerstone of Sovereign’s activities. As regards business, efforts were made to improve the business mix and efficiency, through cost control, partly by leveraging on the Group’s global capabilities.
CORPORATE ACTIVITIES
Corporate Activities generated a loss of EUR 803 million compared to the EUR 119 million loss recorded in 2008, basically due to the reduction in income from companies accounted for by the equity method, Cepsa and Sovereign, lower interest income, lower dividends, a reduction in the gains on financial assets and liabilities and higher rental costs.
DETAIL BY BUSINESS
The secondary or business segment reporting comprises the following segments: Retail Banking, Global Wholesale Banking, and Asset Management and Insurance, the sum of which is equal to that of the four geographical operating areas composing the primary basis of segment reporting. All the segments performed soundly within the various environments in which their Business activity is conducted:
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Retail Banking accounts for 84% of the total income obtained by the Group’s operating areas and 68% of the attributable profit to the parent, which totalled EUR 3,580 million, a figure that reflects an increase of 5.4% compared to the same period of 2008. Disregarding the effect of Banco Real, profit attributable to the parent would have decreased by 6.4%, as a consequence of the fall in business due to the economic environment, the increase in the cost of risk and the negative effect of exchange rates.

Interest income / (charges) grew by around 51% in the first half of 2009 as compared to the first half of 2008. Diregarding the effect of Banco Real, total income rose by 15.3%, thanks to the 23.0% period-on-period growth in interest income driven by the moderate growth in business and the improvement in customer spreads. Disregarding all other changes in the scope of consolidation and in exchange rates, total income was 9.5% higher than in the first half of 2008.

Costs increased by about 36% in the first half of 2009 as compared to the first half of 2008. Disregarding the effect of Banco Real costs grew by 10.5% compared to the first half of 2008, but only by 0.5% if other changes in the scope of consolidation and in exchange rates are excluded. This took the efficiency ratio (excluding Banco Real and including depreciation and amortisation) to 40.9%, a 1.8 percentage-point improvement.
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Global Wholesale Banking. In the first half of 2009 this segment, which is managed by Santander Global Banking & Markets, contributed 13% of income and 28% of the attributable profit of the operating areas. The latter amounted to EUR 1,513 million, 81.2% higher than the figure for the same period of 2008, and profit in the second quarter was 38.5% more than in the first.

These positive results were underpinned by a customer focused business model, the global capabilities of the business area and its relationship with local units, and strict control of costs and risks. The strength of the Santander Group’s capital and liquidity position is also of considerable importance since, despite the rigorous control of both variables, it is allowing the business area to maintain a high level of business activity with no restrictions and to undertake new transactions, thus occupying the space vacated by its competitors.

From a management standpoint, this earnings trend continues to be underpinned by the strength of customer revenues, which is growing in a sustained manner: disregarding the effect of Banco Real up 50.3% over the first half of 2008, with growth 9.9% higher in the second quarter than the first. All the geographical areas contributed to this increase and absorbed the depreciation in their respective currencies: Continental Europe (up 62% year-on-year), UK (up 43%) and Latin America (up 42%), with strong growth in all countries.

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Asset Management and Insurance had in the first half of 2009 attributable profit of EUR 228 million, a 12% increase as compared to the same period in 2008. Diregarding the effect of Banco Real there was a 9.1% decrease from the same period of 2008 (2.3% less excluding exchange rate impact). This represents 4% of the profit of the operating areas.

Disregarding Banco Real, total income fell by 5.3% in period-on-period terms, since the higher income from insurance did not offset the fall in asset management, especially in fees and commissions, where there was a sharp fall in the volume of assets under management in mutual funds, especially in Spain.
Operating expenses grew by 2.7% from the first half of 2008. Disregarding Banco Real there was a 10.6% decrease on a period-on-period basis, which reflects the effort made to adapt the unit’s structures to the new income environment. In short, attributable profit fell basically due to a higher tax rate.
From a wider standpoint, the total income contributed by the Group’s asset management and insurance businesses, including those accounted for by the distribution networks, totalled EUR 1,789 million in the first half of 2009, which represents a 9% of the Group’s total income.
In short, this analysis of the Group’s business map provides evidence that considerable efforts continue to be made in a scenario that remains highly complex, to increase income and improve efficiency in all areas, fostering customer activity in all the geographical areas and businesses in which it is present.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: August 20, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President